United States securities and exchange commission logo





                             June 10, 2021

       Alexander R. Rossi
       Chief Executive Officer
       LIV Capital Acquisition Corp.
       Pedregal No. 24, Piso 6-601
       Col. Molino del Rey
       M  xico, CDMX, C.P. 11040

                                                        Re: LIV Capital
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed May 14, 2021
                                                            File No. 333-256143

       Dear Mr. Rossi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Summary of the Proxy Statement/Prospectus
       Impact of the Business Combination on LVIK's Public Float, page 8

   1. We note your disclosure that the calculations shown in this section assume "there are no redemptions of our
public shares and that no additional shares are issued prior to completion of the
business combination." Please clarify if the calculations include the conversion of Class B
ordinary shares to Class A common stock.
 Alexander R. Rossi
FirstName
LIV CapitalLastNameAlexander
            Acquisition Corp. R. Rossi
Comapany
June       NameLIV Capital Acquisition Corp.
     10, 2021
June 10,
Page 2 2021 Page 2
FirstName LastName
The Business Combination
Related Agreements, page 95

2. Please include a discussion of the "LIV Fund IV Investment and the equity contribution agreement" described elsewhere in your prospectus.
Background of the Business Combination, page 97

3.       We note your disclosure that    [a]n updated version of the draft
non-binding letter of intent
         was sent on October 31, 2020 to Mr. Senderos.    Please clarify the
terms of the updated
         version, if material.
4. Please expand your discussion to describe the methodology by which you selected 80 potential business combination candidates and how you ultimately pared that group to five potential business combination targets. Also, please expand your discussion to describe the process utilized to evaluate these five targets and describe the information gathered, how and by whom it was evaluated, the negotiations which occurred, and any offers that were made or received.
5. We note your disclosure on page 99 that "[o]n November 5, 2020, LIVK had a meeting of its board of directors to provide an update on the activities to date and to present to its directors a detailed overview of two potential business combinations, one of which was the potential business combination with AT." Please expand your discussion of the nature of this alternative and why you favored AT over this alternative.
6. Please briefly describe your due diligence process, as well as the nature of any material issues that arose during your diligence discussions and the manner in which they affected the ultimate deal structure.
7. Please expand the disclosure in this section to include a more detailed description of the negotiations which occurred in order to establish the core terms of the business combination, such as the consideration to AT's equity holders and the value of the minimum cash condition. Please address the substance of the parties' multiple conversations and discussions that resulted in the changes to the core terms included in the revised terms of November 21, 2020 and of November 26, 2020, as well as any key points of disagreement and how they were resolved. In addition, please further discuss the
         "valuation expectations from both sides" referenced on page 99 and clarify throughout this section whether these expectations changed throughout negotiations.
8. We note your reference to "advisors" throughout this section. Please tell us whether you received any reports from any of the various advisors mentioned in this section. If you did, please revise your disclosure to state as much and provide the information required by
         Item 4(b) of Form S-4.
9. To provide additional context for investors, please describe in greater detail the negotiations that occurred between LIV Fund IV, AT and LIVK during the months of
 Alexander R. Rossi
FirstName
LIV CapitalLastNameAlexander
            Acquisition Corp. R. Rossi
Comapany
June       NameLIV Capital Acquisition Corp.
     10, 2021
June 10,
Page 3 2021 Page 3
FirstName LastName
         January and February 2021 to arrive at key terms of the LIV Fund IV Investment and the equity contribution agreement. In this regard, we note your disclosure on page 101 that
         LIV Fund IV, AT and LIVK "extensively negotiated the terms of the LIV Fund IV
         Investment and the equity contribution agreement."
10. We note your disclosure on page 101 that "[g]iven the overall sentiment in the capital markets, a significant weakening of the PIPE market with demand decreasing for transactions for the contemplated amount and institutional investor feedback, it was decided to continue the PIPE process until the end of April 2021" and that "[i]n late
         April 2021, with the PIPE subscription financing commitments covering the minimum cash condition requirement, AT, LIVK and their respective financial and capital markets advisors decided to proceed to finalizing all remaining open issues in the merger agreement and related agreements." Please provide further detail relating to the negotiations and the reasons for the final terms, including any valuations and equity ownership requirements of PIPE shareholders. In this regard, we note your disclosure that
         "[t]he board of directors also discussed the fact that the PIPE subscription financing had been successful at the valuation implied by the transaction."
LIVK's Board of Directors' Reasons for Approval of the Business Combination, page 102

11. The Risk Factor section discloses that "[t]he board of directors of LIVK reviewed, among other things, financial due diligence materials prepared by professional advisors, including tax due diligence reports, financial and market data information on selected comparable companies, the implied purchase price multiple of AT and the financial terms set forth in the merger agreement, and concluded that the business combination was in the best interest of its shareholders." Please revise this section to disclose material aspects of the underlying information for the financial and market data, comparable companies analysis, and implied purchase price multiple of AT so that investors can understand how this information supported the board's recommendation.
Certain Projected Financial Information
Certain AgileThought Forecasts, page 105

12. We note your disclosure of a non-GAAP financial measure, Adjusted EBITDA, on page
         106. Please address the following:

                Revise to present, with equal or greater prominence, of the most directly comparable financial measure or measures calculated in accordance with GAAP, net loss; and
                Revise to include a quantitative reconciliation, to the extent available without unreasonable efforts, of the differences between Adjusted EBITDA and a GAAP measure, such as net loss. In this regard, we note that the footnote (2) on page 107 starts with another non-GAAP financial measure, EBITDA.

         Refer to Item 10(e)(1)(i) of Regulation S-K.
 Alexander R. Rossi
FirstName
LIV CapitalLastNameAlexander
            Acquisition Corp. R. Rossi
Comapany
June       NameLIV Capital Acquisition Corp.
     10, 2021
June 10,
Page 4 2021 Page 4
FirstName LastName
U.S. Federal Income Tax Considerations
The Domestication, page 125

13. Please file an opinion as to the material consequences of the domestication. In this regard, we note your disclosure that the domestication should qualify as an "F Reorganization"
         and that US shareholders "should not" recognize taxable gain or loss as a result of the domestication. Refer to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No.
         19.
Business of AT, page 173

14. We note your disclosure on page 178 that "[o]ne recent example of our success is our
         relationship with one of Mexico   s leading retailers, El Puerto de
Liverpool S.A.B. de
         C.V., or Liverpool." Please elaborate to explain how this relationship was successful.
15. We note your disclosure on page 186 that "[i]f you were to normalize the 2020 voluntary attrition rate by excluding other effects or client related transitions due to COVID-19, the regular course-of-business attrition rate would be 14%." Please discuss what are the "other effects" you reference in this section.
Management's Discussion and Analysis of Financial Condition and Results of Operations of AT, page 188

16. Please revise financial and other data presented in tabular forms to read consistently from left to right in the same chronological order throughout the filing. Similarly, numerical data included in narrative sections should be consistently ordered. In this regard, certain financial and other data here and in Business of AT section start with the oldest period whereas your consolidated financial statements start with the most recent period. Refer to
         SAB Topic 11:E.
Factors Affecting Our Performance, page 191

17. We note the table on page 208 with the outstanding cash earnouts. Please include a narrative discussion here to discuss the effect of such arrangements on your financial condition, if material. Your discussion should include expected cash needs and, as applicable, any known changes in capital resources and costs, any known trends or known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any way, as well as any material changes in the mix or relative cost of your capital resources. In this regard, we note the risk factor disclosure of
         AT's earn-out arrangements and the potential effect on the company's financial condition.
         Please refer to Item 303(a)(2)(ii) of Regulation S-K.
Key Business Metrics, page 193

18. Please revise to clarify how Average Number of Billable Employees was calculated on a pro forma basis (e.g. as if the acquisition occurred at the beginning of the fiscal year, or
 Alexander R. Rossi
FirstName
LIV CapitalLastNameAlexander
            Acquisition Corp. R. Rossi
Comapany
June       NameLIV Capital Acquisition Corp.
     10, 2021
June 10,
Page 5 2021 Page 5
FirstName LastName
         the beginning of the month of acquisition, etc.) and whether the related revenues of the acquired businesses were included in Revenue per Billable Employee metric on a same basis. In addition, please revise the names of metrics that are calculated on a pro forma basis to include "pro forma." Finally, please revise the title to include "Non-GAAP
         Financial Measure(s)."
19. We note your disclosure of Revenue per Billable Employees which are calculated on a pro forma basis for the acquisitions of 4th Source, Inc and AgileThought LLC. Please tell us whether you consider this business metric to be non-GAAP, and if not, tell us how it is calculated in accordance with GAAP citing relevant guidance. If you consider the metric to be non-GAAP, please revise to provide all required disclosures in accordance with Item
         10(e) of Regulation S-K.
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 207

20. You disclose that fluctuations in net cash (used in)/provided by the operating activities were primarily attributable to the changes in net (losses)/income, non-cash items, and net working capital. Please expand your discussion to disclose the material factors that impact the comparability of operating cash flows in terms of cash and quantify each factor indicated, so that investors may understand the magnitude of each. Your discussion should focus on factors that directly affect cash, and not merely refer to non-cash items, and net working capital or net losses, which are recorded on an accrual basis. Refer to Item 303(b)
         of Regulation S-K.
Annex B - Form of Certificate of Incorporation of New TA, page B-1

21. We note the exclusive forum provision in Article VII that "[t]his Section A of Article VII shall not apply to claims or causes of action brought to enforce a duty or liability created
         by the Securities Act of 1933, as amended (the    1933 Act   ), or the
Securities Exchange
         Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction." This section is inconsistent with Section B of Article VII, which states that
         "the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act."
         Further, your risk factor disclosure on page 77 states that "this provision applies to
         Securities Act claims and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts." Please revise to ensure consistent disclosure in Annex B and clarify the description of your forum selection provision in the risk factor section to disclose whether or not this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any
 Alexander R. Rossi
FirstName
LIV CapitalLastNameAlexander
            Acquisition Corp. R. Rossi
Comapany
June       NameLIV Capital Acquisition Corp.
     10, 2021
June 10,
Page 6 2021 Page 6
FirstName LastName
         duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
Financial Statements
Consolidated Statements of Operations, page F-4

22. We note from your disclosure on page 174, 191 and 194 that you disposed your European operations in September 2019. Please tell us how you considered the guidance in ASC
         Topic 205-20 in determining that the business should not be classified as discontinued
         operations in your financial statements.
23. We note you present a measure of gross profit on the face of your Consolidated Statement of Operations. Please clarify whether any amortization or depreciation expense directly attributable to cost of revenue is included in gross profit. Please note that if depreciation and amortization expense is directly attributable to cost of revenue and it is not reported as such, you should remove the gross profit subtotal and relabel the cost of revenue line item to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11B.
Notes to Consolidated Financial Statements, page F-9

24. Please revise to disclose your accounting policy selected for your advertising costs from the two alternatives in ASC 720-35-25-1 and the total amount charged to advertising expense for each income statement presented. Refer to ASC 720-35-50-1.
Note 2 - Summary of Significant Accounting Policies
Segments, page F-12

25. We note from your disclosure that you have one operating and reportable segment. We also note that you operate in different regions of America and various countries, all of which appear to have differing economic and legal environments. In order to assist us in understanding your assertion that you have a single operating and reportable segment, please provide us with the following information:

                Please tell us the titles and describe the roles of individuals who report to the CODM.
                Tell us whether and how often the CODM meets with any direct reports and whether any financial information is prepared for and reviewed by the CODM as part of this meeting. Please describe the parties involved in CODM-related meetings, if any and describe their related roles.
                Tell us who, if anyone, is held accountable for the financial results for geographic regions or countries in which you operate and whether there are the specific metrics for which such individuals are held accountable (e.g. revenue, gross profit). If there exists a person(s) to whom business platform managers report to, please describe that role and position.
 Alexander R. Rossi
FirstName
LIV CapitalLastNameAlexander
            Acquisition Corp. R. Rossi
Comapany
June       NameLIV Capital Acquisition Corp.
     10, 2021
June 10,
Page 7 2021 Page 7
FirstName LastName
                Describe any information regularly provided to the CODM including how frequently it is prepared and reviewed. Please describe how the CODM allocates resources, including the entities subject to resource allocation.
                Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step and the level at which the CODM can make changes to the budget.
                Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-
              actual variances.
                Describe the basis for determining the compensation for each of the individuals that report to the CODM, including the extent to which any such individuals are compensated based on the financial results of any of your geographic regions, countries, or other metrics.
Note 7 - Goodwill and Intangible Assets, Net, page F-22

26. Please revise to provide the disclosures required under ASC 350-30-50-1(a)(3) and 350-
         30-50-2(a)(1).
Note 12 - Net Revenues
Major Customers, page F-32

27.      You disclose here that your top customer represented 23% of your revenues in
         2018 whereas the tabular disclosure on page 191 states 20.5%. Please revise to reconcile the difference.
Annex G - LIVK's Annual Report on Form 10-K/A, Filed with the SEC on May 13,
2021
Part II
Item 9A. Controls and Procedures
Management's Report on Internal Controls Over Financial Reporting, page G-57

28. On page Annex G-58, it is disclosed that the management of LIV Capital Acquisition
         Corp. determined that it maintained effective internal control over financial reporting as of
         December 31, 2020. Please revise, or tell us how the management arrived at such a determination given the ineffective disclosure controls and procedures, the material weakness in the internal control over financial reporting, and the restatement of the financial statements.
General

29.      Please file your proxy card in the next amendment.
 Alexander R. Rossi
FirstName
LIV CapitalLastNameAlexander
            Acquisition Corp. R. Rossi
Comapany
June       NameLIV Capital Acquisition Corp.
     10, 2021
June 10,
Page 8 2021 Page 8
FirstName LastName
30. We note that the prospectus appears to include market and industry data. If any of the data relates to publications, surveys or reports were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.
31. We note that your exhibit index on page II-1 includes a footnote that schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Please revise to mark the relevant agreement to include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded as required by Item 601(b)(2)(ii) of
         Regulation S-K. Alternatively, revise the exhibit index if you are relying on Item
         601(a)(5) to omit schedules to your exhibit.
32. Throughout your prospectus you disclose that you are not registering the securities issuable upon exericse of your warrants. However, your fee table appears to suggest otherwise. Please advise or revise.
33. Please disclose on the prospectus cover page that the current holders of Class A common
         stock of LIVK will own 16.4 % of the combined company   s outstanding
shares of
         common stock, and that the current holders of AT securities will hold 74.8% of the
         combined company   s outstanding shares of common stock.
34. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
35.      Please revise your disclosure to:
             show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels;
             describe any consideration provided in exchange for the agreement of certain shareholders agreed to waive their redemption rights;
             disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination
             (including the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions); and quantify the value of warrants, based on recent trading prices, that may be retained by
             redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
 Alexander R. Rossi
LIV Capital Acquisition Corp.
June 10, 2021
Page 9

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Stephen Kim at (202) 551-3291 or Angela Lumley at (202) 551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer L pez at (202) 551-3792 or Lilyanna Peyser at (202) 551-3222 with any other questions.



FirstName LastNameAlexander R. Rossi                       Sincerely,
Comapany NameLIV Capital Acquisition Corp.
                                                           Division of
Corporation Finance
June 10, 2021 Page 9                                       Office of Trade &
Services
FirstName LastName